                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                    -----------------------------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILES
                   PURSUANT TO 13d-1(a) AND AMENDMENTS HERETO
                           FILED PURSUANT TO 13d-2(a)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                           NEXTEL COMMUNICATIONS, INC.
                         ------------------------------
                                (Name of Issuer)

                              Class A Common Stock
                           ---------------------------
                         (Title of Class of Securities)

                                   65332V 10 3
                           ---------------------------
                                 (CUSIP Number)


                                Bruce R. Lederman
                                Latham & Watkins
                        633 West Fifth Street, Suite 4000
                          Los Angeles, California 90071
                                 (213) 485-1234
                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 3, 1997
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)

                                  SCHEDULE 13D


CUSIP No.    65332V 10 3                                                 PAGE 2

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
          Wendy P. McCaw
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          14,824,937 shares
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            14,824,937 shares
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      14,824,937 shares
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              6.04%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------

ITEM 1         SECURITY AND ISSUER.

        This Amendment No. 1 to Schedule 13D relates to the Class A Common Stock, par value $.001 per share ("Nextel Common Stock") of Nextel Communications, Inc., a Delaware corporation ("Nextel"). The principal executive offices of Nextel are located at 1505 Farm Credit Drive, McLean, Virginia 22102. This amended statement amends the statement filed on October 20, 1997.


ITEM 2         IDENTITY AND BACKGROUND.

        (a) This statement is being filed by Wendy P. McCaw (the "Reporting Person").

        (b) The address of the Reporting Person is c/o Lasher Holzapfel Sperry & Ebberson, PLLC; 2600 Two Union Square; 601 Union Street; Seattle, WA 98101-4000;
Attn: Earl P. Lasher, III, Esq.

        (c) The Reporting Person is a private investor.

        (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) The Reporting Person is a citizen of the United States of America.


ITEM 3         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The Reporting Person acquired the securities which are the subject of this statement pursuant to the Nextel Securities Distribution Agreement by and among Craig O. McCaw, the Reporting Person, Digital Radio, L.L.C. ("Digital Radio"), and Eagle River Investments, L.L.C. ("Eagle River"), dated as of November 3, 1997 (the "Nextel Securities Distribution Agreement"). The Nextel Securities Distribution Agreement supersedes an earlier agreement between Craig
O. McCaw and the Reporting Person relating to the Nextel Common Stock, filed as an exhibit to the initial statement on Schedule 13D filed on October 20, 1997.


ITEM 4         PURPOSE OF TRANSACTION.

        The Reporting Person acquired the Nextel Common Stock primarily for investment in connection with her marital settlement, but anticipates making sales of such stock from time to time as described below.

        The Nextel Securities Distribution Agreement also provides that none of Craig O. McCaw, Digital Radio, Eagle River or Craig O. McCaw's other affiliates (other than Nextel) owning shares of capital stock of Nextel may sell, assign, or otherwise transfer in any transaction or series of related transactions (a "Sale") either (i) fifty percent or more of the shares of capital stock of Nextel (the "Stock") held by them at the time of such Sale or (ii) that number of shares of Stock that results in a termination or reconstitution of the Operations Committee of Nextel by the Board of Directors of Nextel without triggering certain tag-along sale rights of the Reporting Person. Upon receipt of notice of any Sale, the Reporting Person, on her own behalf and on behalf of her affiliates owning shares of Stock, shall have the right to participate on a pro rata basis in such Sale upon the same terms and conditions.

        The Reporting Person intends to review her investment in Nextel from time to time and, depending upon the price and availability of Nextel Common Stock, subsequent developments affecting Nextel, Nextel's business and prospects, other investment and business opportunities available to the

Reporting Person, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of her investment in Nextel.

        Except as described herein and in Item 6 below, the Reporting Person has no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of
Schedule 13D. However, subject to the Reporting Person's obligations under the Nextel Securities Distribution Agreement, the Reporting Person will continue to review the business of Nextel and, depending upon one or more of the factors referred to above, may in the future propose that Nextel take one or more of such actions.


ITEM 5         INTEREST IN SECURITIES OF THE ISSUER.

        (a) and (b) Based upon an assumed 240,443,604 shares of Nextel Common Stock outstanding (excluding treasury shares), the aggregate number of shares of Nextel Common Stock beneficially owned by the Reporting Person is as follows:

NAME                             NUMBER OF SHARES                PERCENTAGE
----                             ----------------                ----------
Reporting Person .............   14,824,937(1)                   6.04%
                                  7,619,677(2)
                                 ----------                      ----
Total ........................   22,444,614                      8.87%

----------
(1) Includes (A) 9,907,659 shares of Nextel Common Stock owned by the Reporting Person and (B) the Reporting Person's right to acquire an aggregate of 4,917,278 shares of Nextel Common Stock upon the complete exercise of options to purchase Nextel Common Stock exercisable within 60 days hereof.

(2) Pursuant to Section 9 of the Nextel Securities Distribution Agreement, if Craig O. McCaw, Eagle River and the other members of Digital Radio determine not to exercise all or any portion of certain specified Nextel options beneficially owned by them, the Reporting Person shall have the right to exercise such options on her own behalf. Of such options, 7,619,677 are exercisable within 60 days hereof. Pursuant to Rule 13-3(d)(1)(i), the Reporting Person may have the right to acquire such options and therefore may be deemed to be the beneficial owner of the 7,619,677 shares of Nextel Common Stock issuable upon exercise thereof.

        The Reporting Person has sole dispositive and voting power with respect to the securities listed in footnote (1) above beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of the securities held by Digital Radio described in footnote (2) above.

        (c)    None.

        (d)    None.

        (e)    N/A


ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        On November 3, 1997, the Reporting Person, Craig O. McCaw, Digital Radio, and Eagle River entered into the Nextel Securities Distribution Agreement, whereby the Reporting Person acquired the securities which are the subject of this statement. The Nextel Securities Distribution Agreement is filed as Exhibit 2 under Item 7 hereof and is incorporated by reference herein in its entirety. The Nextel Securities Distribution Agreement supersedes an earlier agreement between Craig O. McCaw and the Reporting Person relating to the Nextel Common Stock, filed as an exhibit to the initial statement on Schedule 13D filed on October 20, 1997.

        Pursuant to the Nextel Securities Distribution Agreement, Craig O. McCaw loaned to Digital Radio $122,678,221 evidenced by a Demand Promissory Note dated November 3, 1997 (the "Note") from Digital Radio to Mr. McCaw. Digital Radio used or will use such funds to repay $122,678,221 of an existing loan encumbering, among other things, the shares of Nextel Common Stock distributed to the Reporting Person (the "Shares"). The Note is payable upon demand, or if no demand has been made prior thereto, on December 1, 1997. The
Note is secured by a pledge of the Shares pursuant to a Pledge Agreement dated as of November 3, 1997 between Digital Radio and Craig O. McCaw (the "Pledge Agreement"). Pursuant to a Loan Assumption Agreement dated November 3, 1997 between Eagle River and Craig O. McCaw, Eagle River assumed all of Digital Radio's rights and obligations under the Note and the Pledge Agreement. The Reporting Person subsequently assumed all of Eagle River's rights and obligations under the Note and the Pledge Agreement pursuant to a Loan Assumption Agreement dated November 3, 1997 between the Reporting Person and Craig O. McCaw. Following an uncured Event of Default (as defined in the Pledge Agreement), Mr. McCaw may exercise his remedies with respect to the pledged Shares, including the right to acquire, sell and/or vote all of such Shares.

        Except pursuant to the agreements described above, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Nextel, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


ITEM 7         MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 2. Nextel Securities Distribution Agreement by and among Craig O. McCaw, the Reporting Person, Digital Radio, L.L.C., and Eagle River Investments, L.L.C., dated as of November 3, 1997.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 3, 1997



                                                /s/ WENDY P. MCCAW
                                                --------------------------------
                                                Wendy P. McCaw

                                  EXHIBIT INDEX



Exhibit 2. Nextel Securities Distribution Agreement by and among Craig O. McCaw, the Reporting Person, Digital Radio, L.L.C., and Eagle River Investments, L.L.C., dated as of November 3, 1997